Mark G. Borden

+1 617 526 6675 (t)
September 21, 2007	+1 617 526 5000 (f)
mark.borden@wilmerhale.com

By EDGAR Transmission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3561

Washington, DC 20549

Attention: Cathey Baker

Re:	Global BPO Services Corp.
Registration Statement on Form S-1
File No. 333-144447

Ladies and Gentlemen:

On behalf of Global BPO Services Corp. (the “Company”), submitted herewith for filing is Amendment No. 2 (“Amendment No. 2”) to the Registration Statement referenced above (the “Registration Statement”).

Amendment No. 2 is being filed in response to comments contained in the letter dated September 19, 2007 (the “Letter”) from Cathey Baker of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to R. Scott Murray, the Company’s Chief Executive Officer. The responses set forth below are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company. The responses are keyed to the numbering of the comments and the headings used in the Letter. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement as set forth in Amendment No. 2. Page numbers referred to in the responses reference the applicable pages of Amendment No. 2.

On behalf of the Company, we advise you as follows:

General

1.	We note your response to comment five of our letter dated August 16, 2007 and we reissue in part our prior comment. Please explain in more detail in the business section the particular emphasis upon joint ventures, as discussed in the summary and risk factors section.

Response:

The Company has no plans to enter into a joint venture and, accordingly, has revised the disclosure on the prospectus cover page and pages 1, 2, 34, 62, 66, 73, 102, 111 and F-7 of Amendment No. 2 in response to the Staff’s comment to remove any reference to joint ventures.

Wilmer Cutler Pickering Hale and Dorr LLP, 399 Park Avenue, New York, New York 10022

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Securities and Exchange Commission

September 21, 2007

2.	We note your disclosure on page 35 that the company may engage in a business combination with one or more target businesses that are affiliated with the founding stockholders. Please discuss in an appropriate section whether the company would pursue such acquisitions with affiliates early in its search or if the company would first attempt to acquire unaffiliated businesses. Please discuss any consideration that the company or the founding stockholders have given to entering into acquisitions with affiliates. We also note that the investment banking firm may or may not be a member of FINRA. Please discuss the circumstances in which the investment banking firm providing the fairness opinion would not be a member of FINRA and discuss any related risks.

Response:	The Company has revised the disclosure on pages 35, 36, 76, 96 and 100 of Amendment No. 2 in response to the Staff’s comment.

3.	Please revise the “Fair market value of target acquisition” subsection and related risk factors to state whether or not you anticipate that shareholders, in addition to the board of directors, will be entitled to rely on any such fairness opinion. If you anticipate that future disclosure may indicate that the investment banking firm takes the view that shareholders may not rely on the opinion, revise to address how you will consider such a view in deciding which investment banking firm to hire.

Response:	The Company has revised the disclosure on pages 46 and 100 of Amendment No. 2 in response to the Staff’s comment.

Prospectus Summary, page 1

4.	Please delete any jargon/promotional statements. See, e.g., page 2 (performance “metrics;” “higher-level” measures; “strategic” business value; business “transformation;” “extensive experience in “managing large scale, multi-shore services models,” “disciplined” operating techniques, “driving force”), page 3 (“leverage the operating scale,” “multi-source portfolios” of activities, “at an attractive cost,” “incremental” opportunities,” and “leverage their extensive industry experience”). Also delete any similar or identical language in the business section.

Response:	The Company has revised the disclosure on pages 2, 3, 66, 67, 71 and 72 of Amendment No. 2 in response to the Staff’s comment.

5.	The prospectus summary states that the company will focus its search for a target company upon a business that provides services or carries out functions that can extend to clients of different types, and “may also chose to focus on specific industry vertical markets …” However, the business section states on page 66 that, “… we intend to focus our search for a business with services or functions which can be applied across clients of different sizes and categories, regardless of industry verticals or geographic region.” Please address the apparent inconsistency.

Response:	The Company has revised the disclosure on pages 2 and 67 of Amendment No. 2 in response to the Staff’s comment.

Securities and Exchange Commission

September 21, 2007

6.	We note your response to comment eight of our previous letter and we reissue in part our prior comment. Please provide support for the discussion of reasons why (i) businesses increasingly choose to outsource, and (ii) the combined company will have opportunities to acquire operations that complement its own. We note that the discussion in point (ii) would appear to be somewhat speculative, given that the company may acquire one or more domestic or international operating businesses and currently has no specific business combination under consideration. See also pages 64-65, 71 (same).

Response:

The Company has revised the disclosure on pages 3, 66 and 72 of Amendment No. 2 in response to the Staff’s comment to delete the discussion of reasons why (i) businesses increasingly choose to outsource, and (ii) the combined company will have opportunities to acquire operations that complement its own.

Risk Factors, page 23

Risks Related to Our Business

7.	The tenth risk factor states that the company is using a 30% conversion threshold “in order to be consistent with the recent trend of other blank check companies.” Please explain why such consistency is appropriate.

Response:	The Company has revised the disclosure on pages 11, 26 and 78 of Amendment No. 2 in response to the Staff’s comment.

8.	We note your response to comment 20 of our previous letter and we reissue in part our prior comment. Please explain how potential claims of the company’s officers and directors for indemnification by the company mesh with the officers’ agreement to protect the funds in the trust account from reduction by successful third-party claims. If such claims for indemnification constitute a risk, please discuss them in a separate risk factor.

Response:

The Company has revised the disclosure on page 29 of Amendment No. 2 in response to the Staff’s comment to include a risk factor addressing the risks related to claims for indemnification by our officers and directors.

Securities and Exchange Commission

September 21, 2007

9.	We note your response to comment 26 of our letter dated August 16, 2007 and we reissue in part our prior comment. In the first full risk factor on page 40, please disclose whether the founding stockholders, including officers and directors, intend to purchase additional units or shares of common stock from persons in the open market or private transactions. If such persons do intend to make purchases, please discuss how the purchases may impact their ability to influence the outcome of matters requiring stockholder approval, such as a business combination. If such persons do not currently intend to make such purchases, please disclose the factors that they would consider to make purchases. We may have further comment.

Response:	The Company has revised the disclosure on pages 11, 41, 78 and 106 of Amendment No. 2 in response to the Staff’s comment.

In addition, the Company will amend the letter agreements with each of its founding stockholders to reflect each founding stockholder’s agreement, in connection with the vote required for the Company’s initial business combination, to vote any shares of common stock acquired following the offering in accordance with the majority of the shares of common stock voted by the public stockholders. The Company will file such amended letter agreements as exhibits to a subsequent amendment to the Registration Statement.

Use of Proceeds, page 53

10.	We note your response to comment 33 of our previous letter and we reissue in part our prior comment. Please discuss whether any of the net proceeds not held in trust and the interest earned on the trust could be used to pay finder’s fees. Also disclose whether any finder’s fees could be paid from the proceeds held in trust upon the release of the funds to the company, particularly if the funds not held in trust and from interest earned on the trust were insufficient to cover all fees. Also revise the MD&A section accordingly.

Response:	The Company has revised the disclosure on pages 54, 55, 56 and 63 of Amendment No. 2 in response to the Staff’s comment.

Dilution, page 58

11.	We note that your dilution presentation assigns no value to the warrants that you have, or will have, outstanding following the offering. Please clarify to the investor that their actual dilution may be higher as a result of the exercise of these warrants, particularly if a cashless exercise is utilized.

Response:	The Company has revised the disclosure on page 59 of Amendment No. 2 in response to the Staff’s comment.

Securities and Exchange Commission

September 21, 2007

Sources of target acquisition, page 72

12.	We note that you will not pay any of your existing officers, directors, strategic advisory council member or founding stockholders or affiliates any finder’s fees or other compensation for services in connection with the business combination. Please disclose if these persons could receive such compensation from the target company and whether payment of finder’s fees or consulting fees to these persons will be a criterion in the selection process of an acquisition candidate. In addition, please describe any policy prohibiting your management’s pursuit of such fees or reimbursements from the acquisition target company. If you do not have such a policy, please explicitly so state and consider including an appropriate risk factor.

Response:	The Company has revised the disclosure on pages 74, 98 and 99 of Amendment No. 2 in response to the Staff’s comment.

Management, page 89

13.	Please discuss in detail the role of the strategic advisory council. Also revise to clarify what duties, if any, the strategic advisory council and its members will owe to the company and its shareholders.

Response:	The Company has revised the disclosure on page 94 of Amendment No. 2 in response to the Staff’s comment.

Financial Statements

Note 3 - Proposed Public Offering, page F-9

14.	We have carefully reviewed your response to prior comment 41, concerning the calculation of volatility used to estimate the fair value of the UPO on the date of sale. Please explain why your representative sample of 18 companies includes some with market capitalizations far exceeding a size that the registrant would be expected to acquire, or revise as appropriate. In addition, it appears that business outsourcing activities range from exclusive, to a majority, to a minor part of the business operations among the 18 representative companies. Please tell us why any companies that do not describe business outsourcing activities as a major or exclusive part of their business operations have been included among your representative companies used to calculate volatility, or revise as appropriate. It is not clear if each of these 18 companies is engaged in a mix of business outsourcing and other operations that is of the type that Global expects to consider as a target.

Response:	The Company has revised the disclosure on pages 18, 64, 123 and F-11 of Amendment No. 2 in response to the Staff’s comment.

Securities and Exchange Commission

September 21, 2007

We have revised the sampling of companies used to calculate volatility to a market capitalization range between $215 million to $825 million, with a mean of $462 million. For your reference, we have attached Appendix A to this letter, which summarizes the business descriptions of the sample companies. Overall, these companies engage in, as a principal activity, services which we have described as Business Process Outsourcing (“BPO”) on pages 2 and 66 of Amendment No. 2 (“BPO typically involves the transfer of responsibility for ongoing management and execution of a business activity, process or functional area to an external service provider to gain efficiencies and improve performance…”). These companies provide services that corporate or other entities could have chosen to do internally; however, clients choose to outsource these functions to external providers, such as the companies in the sample, because such providers are better suited to perform those typically non-core functions; otherwise, clients would have continued to perform those functions internally. These outsourced functions include, among other things, customer care / technical support, human resources, and sales and marketing, as further described on pages 68-71 of Amendment No. 2.

The revised comparable set is listed below, including the respective market capitalization and 1,000 day volatility:

Company	Trading Symbol	Market cap ($mm)	Volatility
Premiere Global Services	PGI	$825.1	40.60%
CMGI	CMGI	747.6	62.42%
WNS (Holdings) Ltd. (1)	WNS	718.3	38.14%
Sykes Enterprises	SYKE	687.3	50.84%
infoUSA	IUSA	540.9	40.04%
Bowne and Co.	BNE	472.9	32.20%
Valassis Communications	VCI	469.7	34.78%
NIC	EGOV	462.7	42.43%
eTelecare Global Solutions (1)	ETEL	300.7	75.51%
PeopleSupport (1)	PSPT	281.0	57.03%
Barrett Business Services	BBSI	266.3	49.48%
Gevity HR	GVHR	262.8	43.01%
ICT Group	ICTG	224.3	58.04%
Lionbridge Technologies	LIOX	214.6	56.10%

Mean		$462.4	48.62%
Median		466.2	46.25%
High		825.1	75.51%
Low		214.6	32.20%

Note: Market capitalization data and volatilities are as of 9/19/2007.

(1)	Less than 4-year trading history.

Source: FactSet

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Securities and Exchange Commission

September 21, 2007

If you require additional information, please telephone either the undersigned at the telephone number indicated on the first page of this letter, or Brian B. Margolis of this firm at (212) 937-7239.

Very truly yours,

/s/ Mark G. Borden
Mark G. Borden

Enclosures

cc:	R. Scott Murray (Global BPO Services Corp.)
Brian B. Margolis (Wilmer Cutler Pickering Hale and Dorr LLP)
Thomas J. Ivey (Skadden, Arps, Slate, Meagher & Flom LLP)

Appendix A

Company	Business description
Premiere Global Services	Provides communication technologies-based solutions that automate, simplify, and improve communication-centric business processes in North America, Europe, and Asia Pacific. Offers conferencing solutions, including traditional and VOIP-based audio conferencing and web conferencing services for various forms of group meetings. Provides eMarketing solutions, which employ real-time event and customer data to create personalized email marketing campaigns.

CMGI	Provides supply chain management services and marketing distribution solutions that help businesses market, sell, and distribute their products worldwide. Services include consulting and demand planning, sourcing and supply base management, manufacturing and product configuration, logistics management, marketing distribution and print-on-demand, e-commerce, sales support, and after market services, including testing, repair, and asset disposition.

WNS (Holdings) Ltd.	Provides offshore business process outsourcing services, including data, voice, and analytical services. Provides mortgage/loan processing; life, property, health, and casualty insurance processing; and financial advisory services to banking, financial services, and insurance industries. Provides enterprise services that focus on finance and accounting, human resource, and supply chain management; and knowledge services.

Sykes Enterprises	Provides outsourced customer contact management solutions and services in the business process outsourcing arena worldwide, including customer care, technical support, and acquisition services. Offers fulfillment services, such as multilingual sales order processing, payment processing, inventory control, product delivery, and product returns handling; and enterprise support services.

infoUSA	Provides sales leads, mailing lists, direct marketing, database marketing, email marketing, and market research solutions. Operates in three segments: Data Group, Services Group, and Research Group.

Bowne and Co.	Provides services that assist companies to produce and manage investor communications, and marketing and business communications. Offers services to investment management clients in connection with their compliance obligations, as well as services in connection with general commercial and other printing needs. Provides various marketing and business communications services to create, manage, and distribute personalized communications, including financial statements, enrollment kits, and sales and marketing collateral.

Valassis Communications	Provides various marketing products and services to manufacturers, direct marketers, retailers, franchisees, and other advertisers. Operates in five segments: Free-standing Inserts, Run of Press, Neighborhood Targeted, Household Targeted, and International and Services.

NIC	Provides eGovernment services that enable governments use the Internet to provide various services to businesses and citizens in the United States. Operates in two segments, Portal Outsourcing, and Software and Services. Also provides consulting, development, and management services to government portals.

Company	Business description
eTelecare Global Solutions	Provides business process outsourcing services focusing on the voice-based segment of customer care services delivered from onshore and offshore locations. Offers financial planning services, such as conducting research on customers’ accounts, and providing information on the types of available funds or brokerage accounts and on tax consequences and penalties associated with various financial transactions, as well as providing customer support services for various financial products, including gift cards and travelers checks.

PeopleSupport	Provides offshore business process outsourcing services, primarily to the United States-based clients from the facilities in the Philippines. Provides customer management services, including handling calls and e-mails to order goods and services, making and changing travel reservations, addressing billing questions, processing loans and warranty claims, collecting overdue consumer receivables, and providing technical support. Offers transcription and captioning services through a network of transcriptionists in the Philippines and the United States. Provides credit application processing, data verification, account activation, and mortgage servicing.

Barrett Business Services	Provides a range of human resource management services to small and medium-sized businesses in the United States. Offers professional employer organization services in the areas of payroll and payroll taxes, employee benefits, health insurance, workers’ compensation coverage, workplace safety programs, compliance with federal and state employment laws, labor and workplace regulatory requirements, and related administrative responsibilities. Provides staffing services, which include on-demand or short-term staffing assignments, contract staffing, long-term or indefinite-term on-site management, direct placement, and human resource administration services.

Gevity HR	Provides human resource management solutions to small and mid-sized businesses. Offers payroll administration services, such as administrative processing, W-2 preparation and delivery, tax processing and payment, paid time off processing, health and welfare plan processing, time and attendance service, and payroll and HR-related reports services. Offers benefits administration services, including benefits and insurance plan options, retirement plan options, workers’ compensation insurance options, and employee assistance program services; and new hire support services, such as interview process and procedures, background screening, and candidate drug testing services. Offers policies, procedures, and risk management services that include policy and procedure audit, risk assessment, labor law posters, employment practices liability insurance, employee relations consultations, separation counseling procedures, employee handbook, and HR forms library, as well as employee development and retention, and performance management services.

ICT Group	Provides outsourced customer management and business process outsourcing solutions, including customer care/retention, technical support and customer acquisition, and cross-selling/upselling services. Provides a suite of customer relationship management technologies that include automatic call distribution voice processing, interactive voice response and advanced speech recognition, voice over Internet protocol, contact management, automated email management and processing, sales force and marketing automation, alert notification, and web self-help.

Company	Business description
Lionbridge Technologies	Provides globalization, development, and testing outsourcing services to businesses in the technology, consumer products, life sciences, publishing, financial services, manufacturing, government, automotive, and retail industries. Services enable clients to develop, release, manage, and maintain enterprise content and related technical support, training materials, and sales and marketing information. Offers product and content globalization; content and eLearning courseware development; application development and maintenance; software and hardware testing; and product certification and competitive analysis. Also provides interpretation services in approximately 360 languages and dialects, including onsite interpretation, over-the-phone interpretation and interpreter testing, training, and assessment services.